FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY TALEND S.A.: TLND-006

THIS FILING HAS OMITTED CONFIDENTIAL INFORMATION INCLUDED IN AN UNREDACTED VERSION OF THIS LETTER DELIVERED TO THE COMMISSION. OMITTED INFORMATION HAS BEEN REPLACED WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND HAND DELIVERY

March 5, 2020

Ms. Christine Dietz and Mr. Frank Knapp

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:         Talend S.A.

Form 10-K for the fiscal year ended December 31, 2018

Filed February 28, 2019

File No. 001-37825

Dear Ms. Dietz and Mr. Knapp:

Talend S.A. (the “Company”) respectfully submits this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter dated March 2, 2020 relating to the Company’s Annual Report on Form 10-K filed with the Commission on February 28, 2019 (the “Form 10-K”). For the convenience of the Staff, we have reproduced the comments in bold in numerical sequence and the corresponding responses of the Company are shown below each comment. References to page numbers are to the page numbers in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2018

Note 2. Summary of significant accounting policies

(e) Revenue recognition

Allocation of the transaction price to the performance of obligations in the contract, page 83

Based on the information provided in your response letter dated January 24, 2020 and subsequent discussions with the staff, we continue to have concerns with certain details in the analysis provided to us.  Specifically, whether the company maximized the use of observable inputs and considered information that is reasonably available to the company in its determination of the estimated useful life used to determine the license revenue in your standalone selling price model.  Please provide us with a qualitative and quantitative materiality analysis had a lower useful life been used.  As part of your response, please tell us how you considered the effectiveness of your internal control over financial reporting.

Confidential Treatment Requested by Talend S.A.: TLND-006

Response to Comment 1:

The following summarizes the Company’s considerations in determining the IP useful life, the qualitative and quantitative analysis of the adjustments on the filed financial statements, and the Company’s consideration of the effectiveness of internal control over financial reporting.

Background

As discussed in the Company’s response letter dated January 24, 2020, in connection with the adoption of ASC 606 effective January 1, 2018, the Company used a cost-plus margin approach and developed a model to estimate stand-alone selling prices (SSP) for each performance obligation. One of the variables used to determine the license revenue in the model relates to the estimated useful life of the intellectual property (“IP”).

For purposes of the Company’s SSP model, estimated useful life of the IP (the “Model Useful Life”) includes both the time required to research and to develop the IP, as well as the estimated time this IP is expected to generate future cash flows.  This is consistent with the fact that the cost base used by the Company in its model includes costs related to both the research and development phases for all R&D projects, without consideration of the likelihood that those projects will be successfully completed.

At the time of the adoption, the Model Useful Life of the IP (as defined above) was estimated to be [***] years.  This was based on management’s expectation considering the R&D efforts incurred to-date, the stability of the core IP, future product development roadmaps and limited data points from other companies.

Discussions with the Staff related to the Company’s responses to the SEC’s comments led the Company to reassess the estimated Model Useful Life of the IP by incorporating additional observable inputs.  In the absence of observable data for comparable Model Useful Life (including both the time required to research and to develop the IP, as well as the estimated time this IP is expected to generate future cash flows), the Company considered observable useful life assigned to acquired developed technology on recent acquisitions of similar sized software businesses (adjusted for the differing accounting purposes for which estimated lives are to be used as later described in this letter) as an input to its reassessment, recognizing that useful life assigned to acquired developed technology on acquisitions:

(i)

is representative of the residual useful life at the date of acquisition and reflects neither the time incurred to research and to develop the IP, nor the period over which this IP generated cash flows before the acquisition;

(ii)	only relates to R&D projects completed at the date of acquisition and not to R&D projects that were unsuccessful.

The Company developed an external benchmark of the useful life assigned to acquired developed technology. This benchmark suggested the useful life assigned to the developed technology on the acquisition date ranged from 4 to 7 years, with an average of 5 years.

In order to derive a revised estimated Model Useful Life incorporating the benchmark of the useful life assigned to acquired developed technology, the Company supplemented this benchmark with judgments and data points relevant to the accounting purpose for which the estimate is intended and the Company’s history and future development plans, as outlined below, and concluded that the appropriate useful life is [***] years:

Confidential Treatment Requested by Talend S.A.: TLND-006

Observable inputs – useful life assigned to developed technology upon acquisition:

The Company has previously provided the Staff a study of software company acquisitions indicating a benchmarked useful life of 4 to 7 years assigned to developed technology upon acquisition.

It should be noted that these useful lives were calculated from a “purchase price accounting” point of view (i.e., the useful life of an intangible asset recorded at fair value acquired in a business combination) and represents the number of years the majority (not all) of discounted future cash flows are expected to be received following the acquisition date.

As such and based on management’s understanding of practice, the fair value of acquired intangibles is typically determined using a discounted projected net cash flow approach and the useful life of the related asset often represents the number of years the majority (not all) of the present value of discounted future cash flows are expected to be received following the acquisition date.  As cash flows expected in the near-term are discounted less than those expected in later years the effect of this weighted cash flow approach is oftentimes that the amortizable life of the acquired intangible is less than the expected term for which cash flows are actually expected.  Therefore, the useful life of acquired assets on acquisition does not represent the entire period the intangible asset (the developed technology) is expected to generate cash flows and the useful life assigned to the intangible asset upon acquisition is generally shorter than the period during which the asset will continue to generate cash flows.

The updated Model Useful Life of [***] years used by the Company in its SSP model was determined in a more straight-forward manner to focus simply on the period costs incurred to date would be expected to generate cash flows, not for purposes of establishing an amortization period for an acquired intangible asset recorded at fair value. Therefore, the benchmarked useful life of 5 years assigned to the developed technology represents a subset of the Model Useful Life.  In fact, if the Company takes into account the time to research as well as develop the acquired technology for the benchmarked companies, the Company would expect to arrive at similar life of [***] years (if not longer); observable information is however not available to make this calculation.  That is, the costs incurred to date represent not just the costs to develop existing technology but also costs for technology that may be released in the future, as well as costs that do not ultimately contribute to sales.  Rather than make subjective adjustments to the costs into which the useful life is being divided, the Company believes the use of an [***]-year life reasonably accounts for this difference.

The Company believes its determination of an IP useful life of [***] years for purposes of determining the relative SSP allocation between licenses and PCS is not inconsistent with the purchase business combination study it provided the Staff.  This is because it is likely that each of those companies expected and projected cash flows for a longer period than the useful life assigned in purchase accounting but the effect of basing such assigned life on a weighting of the present value of discounted cash flows would oftentimes be less than the actual period for which cash flows were anticipated.  Moreover, that exercise is to assign a useful life to only existing technology whereas the Company’s calculation of costs incurred to date includes both existing technology and technology that is currently under development to be released in future periods.  The Company observes that ASC 606 does not provide specific, detailed guidance on how to perform a cost-plus margin SSP model assessment and the difficulties and judgments required are exacerbated by the Company’s unique facts.  The Company, again, believes it has taken a thoughtful, reasoned approach that is in keeping with the principles of ASC 606 and that its determination of useful life can be reconciled qualitatively to the observable benchmark from which the judgment started.

Company specific considerations

In order to qualitatively and further support the range of possibilities suggested by the observable inputs (benchmarking), the Company also considered the history of the Company’s product introductions and discontinuations, its future roadmaps, and the time it generally takes between software concept to general availability. Specifically:

Confidential Treatment Requested by Talend S.A.: TLND-006

i.

The Company does not have any plans to discontinue the on-premise offerings for the foreseeable future, which supports the assertion that the existing IP and the IP currently being developed are expected to provide future economic benefits for an extended period.

ii.

Based on the Company’s historical pattern, it generally takes approximately [***] from software concept to general availability of new product offerings. It is important to note that while the Company’s software offerings have evolved since its inception, the on-premise software solutions developed (core IP) in the early years of the Company continue to be at the heart of the Talend unified platform and architecture. In fact, for reference, in 2016 the Company released Data Preparation, an on-premise solution for cleaning and transforming raw data, preparing it for processing and analysis. Data Preparation was built on top of the core IP (the core IP was developed around 2007).  Development of the enterprise version of Data Preparation started in [***] with the enterprise version of Data Preparation available in 2016. This example supports the assumption that the core IP (i.e. no change to the core source code) is used to build additional enterprise features and functionality and supports a longer average useful life of the IP.

iii.	In assessing the appropriate Model Useful Life, the Company took into consideration the interrelation between three key inputs in the cost-plus margin approach:

(a) scope and allocation of R&D costs included by the Company in its model relate to both the research and development phases for all R&D projects, including those for existing software and for yet to be released products, without consideration of the likelihood that projects will be successfully completed;

(b) estimated useful life applied to amortize those R&D costs; and

(c) desired margins.

For purposes of the Company’s SSP model, estimated useful life of the IP includes the time required to research as well as to develop the IP, as well as the estimated time this IP is expected to generate future cash flows. A shorter useful life, such as the life assigned to developed technology for acquisitions, would relate to completed R&D projects resulting from R&D costs previously incurred over a number of years, and would be expected to generate a high margin.  A longer useful life would relate to R&D costs incurred both on completed projects, as well as in-process projects and projects that were unsuccessful and correspond to a lower expected margin to reflect that much preliminary phase R&D cost does not ultimately contribute to sales.  Using an IP useful life of only the time expected to generate future cash flows determined on a discounted basis from completed R&D projects would require a change to either the desired margins to ensure a realistic return on investment from the all R&D efforts is achieved, or exclude the research costs incurred on projects that have not yet been completed, which is not possible without unreasonable efforts to the Company.

iv.

The output, that is, the allocation of the transaction price used to determine license revenue in the SSP model, of the Company’s revised analysis using an [***]-year IP useful life results in an accounting outcome that is within the range of financial reporting outcomes reached by other hybrid open-source software companies.

Based on the above, the Company adjusted the IP useful life used in its SSP model to [***] years.  Given the significant level of judgment required in determining the useful life of the IP and the lack of specific, detailed guidance in ASC 606 about how to perform a cost plus margin analysis in the Company’s unique circumstances, the Company believes [***] years reflects the best estimate at this time for these purposes and is in accordance with GAAP.

Confidential Treatment Requested by Talend S.A.: TLND-006

This change in assumption resulted in changes of the transaction value allocation from 10-90% to 16-84% for IP and PCS, respectively. The Company regularly reviews and tests its SSP Analysis as part of its ongoing controls and will adjust these areas of significant judgment as the practice, business and competitive landscape evolves.

Materiality Analysis

The Company conducted an analysis under Staff Accounting Bulletin No. 99, Materiality (“SAB 99”), and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), relating to the identified adjustments resulting from the change of the useful life of the IP. This analysis resulted in the conclusion that the cumulative adjustments were immaterial for the years ended December 31, 2018, and 2019.

The Company’s SAB 108 analysis includes a materiality assessment based on both the “rollover” and “iron curtain” approach. The “rollover” approach requires an assessment of the error based on the current year income statement. The “iron curtain” approach requires the Company to assess the impact of the error based on correcting the balance sheet at each period end, regardless of the year when the error originated. Under SAB 99, “one rule of thumb in particular suggests that misstatements or omission of an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances.” The SEC stated in SAB 99 that it has no objection to use of such a “rule of thumb,” but noted that quantifying in percentage terms the magnitude of the misstatement is only the beginning of an analysis of materiality. Per SAB 99, “A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.” As detailed in the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion of a correction of the item.” In other words, both quantitative and qualitative factors must be considered. Set forth herein are the quantitative and qualitative considerations based on SAB 99 and SAB 108 related to the adjustments.

From an investors’ standpoint, the Company communicates mainly on certain GAAP and non-GAAP metrics.  The Company emphasizes the following GAAP metrics in their communications to investors:

•Subscription revenue

•Total revenue

•Loss from operations

In addition to the GAAP metrics above, the Company also emphasizes the following non-GAAP metrics in their communications to investors:

•Annualized Recurring Revenue (ARR): Annualized recurring value of all active contracts at the end of a reporting period. ARR includes subscriptions for use of premise-based products and SaaS offerings and excludes original equipment manufacturer ("OEM") sales. Both multi-year contracts and contracts with terms less than one year are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplied by twelve.

•Cloud ARR: Annualized recurring value of all active cloud-based subscription contracts at the end of a reporting period. Cloud ARR includes subscriptions for use of SaaS offerings and excludes original equipment manufacturer (“OEM”) sales. Both multi-year contracts and contracts with terms less than one year are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by twelve.

•Subscription revenue growth on a constant currency basis: Represents subscription revenue adjusted to exclude foreign currency effects. Subscription revenue on a constant currency basis is

Confidential Treatment Requested by Talend S.A.: TLND-006

calculated by applying the average monthly currency rates for each month in the comparative period to the corresponding month in the current period.

•Non GAAP operating loss: Loss from operations adjusted to exclude (1) share-based compensation expense, (2) amortization of acquired intangibles, and (3) transaction related expenses.

•Dollar-based net expansion rate: Calculated by dividing our recurring customer revenue by our base revenue. Base revenue is defined as the subscription revenue recognized from all customers during the four quarters ended one year prior to the date of measurement. Recurring customer revenue is defined as the subscription revenue recognized during the four quarters ended on the date of measurement from the same customer base included in the measure of base revenue, including revenue resulting from additional sales to those customers.

•Free Cash Flow: Net cash (used in) from operating activities less net cash used in investing activities for purchases of property and equipment and intangible assets, except for those acquired as part of a business combination.

ARR, Cloud ARR, subscription revenue growth on a constant currency basis, and dollar-based net expansion rate are key non-GAAP metrics derived from revenue data.

At the end of FY 2017 and 2018, the Company provided guidance on the following metrics:

•Total revenue

•Loss from operations (GAAP and Non GAAP)

•Net loss (GAAP and Non GAAP)

•EPS (GAAP and Non GAAP)

In FY 2019, the Company only provided guidance on the following metrics:

•Total revenue

•Non GAAP operating losses

•Non GAAP net loss

•Non GAAP EPS

No reference is made in the Company’s earnings release on any balance sheet items such as deferred revenue, net equity, accumulated losses, contract acquisition costs, etc. This is due to the fact that Talend is acting in an industry which primary focus on revenue increase, speed of cloud adoption and as a second step on operating losses, net loss, EPS and Free Cash Flows.

Based on interactions with analysts and investors over the last few years there have been minimal inquiries related to the deferred revenue balance, and none related to changes in shareholders’ equity balances.

Quantitative factors

The tables below summarize our assessment of the impact of the cumulative adjustment on the 2018 financial statements previously filed in the 2018 annual report on Form 10-K on February 28, 2019 and on 2019 financial information provided in the Company’s Form 8-K on February 13, 2020.

Confidential Treatment Requested by Talend S.A.: TLND-006

Consolidated Statement of Operations

See Appendix A for the impact on a quarterly basis.

The total tax effect of the adjustments on total revenue and operating expenses are inconsequential to the Company’s current provision as it remains in a loss position and for deferred tax purposes any movement is offset by valuation allowances.

Consolidated Statement of Financial Position

Confidential Treatment Requested by Talend S.A.: TLND-006

The dollar and percentage changes are de minimis, and equal or below the 5% “rule of thumb” the Company uses for making an initial “first step” evaluation of the magnitude of potential errors, except for Deferred Revenue, Contract Acquisition Cost and Equity. While the cumulative adjustment accounts for 5.9% and 6.8% of the total Deferred Revenue and Contract Acquisition Cost financial statement line item, respectively, they account for only 4.5% of total liabilities and 0.9% of total assets, respectively.

Furthermore, these financial statement line items are not key metrics for investors, as they are a result of the Company’s bookings. Investors have predominately focused on Total Revenue, Subscription Revenue, Gross Margin, Subscription Gross Margin, Sales & Marketing Expense, and Cash Flow from Operations less Capital Expenditures, revenue growth on constant currency basis, Annual Recurring Revenue, Cloud Annual Recurring Revenue, and Dollar-based net expansion rate as key financial indicators for the performance of the Company. Based on interactions with analysts and investors over the last few years there have been minimal inquiries related to the deferred revenue balance, and none related to changes in shareholders’ equity balances.  Excluding the adoption adjustments, none of these line items would exceed the 5% “rule of thumb”.

While the impact to equity is over 20% to each period presented, the balance sheet reclassification adjustment to reflect the modified retrospective transition method accounts for primarily all of the adjustment (approx. $5.8M) and the percentage impact is on a small base.  Removing the impact of this “Day 1” adjustment, the impact to the stockholders’ equity financial statement line item would be 5.8% for FY 2018 and only 3.0% for FY 2019, which would not be material for an investor.  Furthermore, given that Talend is a growth company there has been none to minimal attention placed by analysts and investors on the equity line item given the current stage of the company (generating losses since inception). Talend has incurred significant losses ($39m and $62m in 2018 and 2019, respectively, with accumulated losses of $292m). The Company’s has historically raised cash through capital injections or debt issuance when required. In early September 2019, Talend issued a convertible debt of approximately $130m. It should also be noted that the adjustment results in an increase to stockholders’ equity.

The dollar and percentage changes are driven by the following adjustments to the entry to the Company’s consolidated January 1, 2018 statement of financial position on adoption of ASC 606 (USD’000):

Confidential Treatment Requested by Talend S.A.: TLND-006

Consolidated Statement of Cash Flows

The error had no impact on the overall amount of reported cash flows from operating activities.  Under the indirect method for reporting cash flows from operating activities, the error would impact the amount reported in the “Net loss for the year”, “Changes in operating assets and liabilities – Other assets”, and “Changes in operating assets and liabilities – Contract liabilities – deferred revenue” line items in the reconciliation from net loss for the year to cash flows from operating activities for the year ended December 31, 2018.

Therefore, based on the above analysis, the Company concluded that all changes in the periods presented are quantitatively immaterial.

Qualitative factors

SAB Topic 1-M (SAB No. 99), Materiality, states:

The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that—without considering all relevant circumstances—a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.”

In order to assess the qualitative aspects of the cumulative adjustment in accordance with the guidance above, the Company considered the following:

1)	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate:

As stated above, the SSP model includes certain inputs (useful life of the IP) which require a significant degree of judgement.  However, for the purpose of this assessment, we are considering [***] years as the basis of analysis given the quantitative and qualitative factors described in the “Background” discussion above. This framework minimizes management bias in calculating the impact.

2)	Whether the misstatement masks a change in earnings or other trends:

No - The adjustment does not mask a change in earnings or other trends.  The company would have continued to report significant operating losses and net losses and only a minor increase in revenue growth for the period (which is a function of adopting ASC 606 on a modified retroactive approach rather than any fundamental change in the underlying business). The effect would not impact Cash Flow from Operations.

Consistent with the use of the modified retrospective approach for adoption of ASC 606, the Company provided disclosure of the growth impact of adoption and the summary results on revenue and operating income on an ASC 605 basis. As a result, investors would have continued to have visibility on the impact of comparability between 2018 and 2017 results.

3)	Whether the misstatement hides a failure to meet analysts’ consensus expectations:

No - The primary financial metric for the Company’s investors (consistent with those of other SAAS companies) is revenue and revenue growth. The adjustment above would have resulted in

Confidential Treatment Requested by Talend S.A.: TLND-006

approximately $1.2M increase and $0.6M decrease of revenue in FY 2018 and FY 2019, respectively

In addition, the Company introduced Annual Recurring Revenue as an additional key metric for investors in 2018 to provide further visibility into the ongoing impact of ASC 606 to the Company’s subscription revenue. This key metric is not impacted by the adjustment to the IP allocation because it reflects the aggregate annualized recurring value of all active contracts at the end of a reporting period.

4)	Whether the misstatement changes a loss into income or vice versa

No –the Company would have continued to report significant net losses.

5)	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability:

No – The Company reports only Subscription Revenue and Professional Services Revenue, and has a single segment.  Professional Services Revenue is not impacted by the adjustment.

6)	Whether the misstatement affects the registrant’s compliance with regulatory requirements:

No – the adjustment would not have any impact on compliance with regulatory requirements.

7)	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

No – the adjustment would not have any impact on the Company’s loan covenants and/or other contractual requirements.

8)	Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

No - The performance targets for FY 2018 for management’s equity incentive compensations (e.g. performance-based equity awards) are based on Net New Annual Recurring Revenue (total and cloud) and Free Cash Flow.  The performance targets for FY 2018 for management’s cash bonuses were based on NON-GAAP EBIT but the cash bonus based on this performance target was not achieved and zero was paid out in FY 2018.

9)	Whether the misstatement involves concealment of an unlawful transaction

No – the adjustment is not due to fraud and is not indicative of fraud or unlawful transaction.  Instead, it is due to an error (application of useful life) and limited availability of observable inputs required for the SSP Model.

10)	The demonstrated volatility of the price of the registrant’s securities in response to certain types of disclosures

No – the Company stock price has not been volatile in response to other out-of-period adjustments recorded and disclosed.  Additionally, considering the quantitative and qualitative discussion above, management does not believe it would be if we were to disclose this adjustment.

Confidential Treatment Requested by Talend S.A.: TLND-006

Conclusion on Materiality

Based on the assessment above, it is Company’s position that the error to FY 2018 financial statements and interim period for both 2018 and 2019 resulting from the incorrect SSP allocation would not be significant to the investors based on quantitative and qualitative factors listed earlier in this memo.

The quantitative impact of the adjustment on the statement of operations for 2018 and 2019 is immaterial and there are no other qualitative factors indicating the adjustment would be material or change the total mix of information to an investor.  While the adjustments to reported Deferred revenue, Contract acquisition costs, and Equity at December 31, 2018 are 5.9%, 6.8% and 27.9%, respectively, of the previously reported balances, the Company does not believe they change the total mix of information to an investor because these financial statement lines items are not key metrics for investors.  The adjustments do not change trends or otherwise change the overall picture of financial performance or the trajectory of the Company.  As such, the Company does not believe the adjustments would change the views of a reasonable investor.  The focus of the current user group further suggest that a material error is not present in the historical financial statements.

Consideration of Effectiveness of Internal Controls Over Financial Reporting

The Company performed an analysis to determine the impact of the errors on management's assessment of the effectiveness of its ICFR and Disclosure Controls and Procedures. This analysis included consideration of the nature and cause of the deficiency, whether the deficiency was indicative of other deficiencies in ICFR, the potential magnitude of the deficiency, and the potential aggregation with other deficiencies to determine whether the deficiency constitutes a material weakness in internal control over financial reporting. The Company further considered whether the deficiency might prevent prudent officials in the conduct of their owns affairs from concluding that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with US GAAP.

In evaluating the potential magnitude of the deficiency, the Company considered the magnitude of the potential misstatement that could have resulted from the deficiency to the interim and annual financial statements and evaluated the materiality based on quantitative and qualitative factors. This evaluation considered both qualitative and quantitative factors in accordance with SEC Release No. 33-8810, Section II, B1 to determine whether there was a reasonable possibility that a material misstatement would not be prevented or detected on a timely basis.  While the Company concluded that the error was not material to the consolidated financial statements, the deficiency could have resulted in a material error based on the magnitude of the potential misstatement.

Based on this analysis, the Company’s CEO and CFO have concluded that a material weakness in internal control over financial reporting existed as of December 31, 2019 as described below.

The Company had ineffective process level controls over assumptions in its stand-alone selling price (SSP) model used to determine the allocation of the transaction price to each performance obligation. The material weakness resulted from an ineffective risk assessment process to identify changes to risks resulting the adoption of ASC Topic 606 and design appropriate controls to address those risks.

Confidential Treatment Requested by Talend S.A.: TLND-006

Appendix A

Impact on Quarterly Results of Operations

As discussed above, the Company concluded the annual impact of the change of the transaction value allocation from 10% to 16% for IP for 2018 is not material. A quarterly review for 2018 was also prepared as follows, which confirmed our conclusion on a quarterly basis.

Confidential Treatment Requested by Talend S.A.: TLND-006

Confidential Treatment Requested by Talend S.A.: TLND-006

* * * * *

We hope the foregoing has been responsive to the Staff’s inquiry. If you should have any questions about this letter or require any further information, please call the undersigned at (650) 539-3189.

Very truly yours,

/s/ Adam Meister

Adam Meister

Chief Financial Officer

cc:          Christal Bemont, Chief Executive Officer

Aaron Ross, General Counsel

Jacques Pierre, KPMG S.A.

Mark B. Baudler, Wilson Sonsini Goodrich & Rosati PC

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati PC